UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Act of 1934

(Amendment No. 1)*

        MOVING IMAGE TECHNOLOGIES, INC.

(Name of Issuer)

                                    Common Stock, $0.00001 par value

(Title of Class of Securities)

                  62464R109

(CUSIP Number)

                                 December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐  Rule 13d-1(c)

☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: This Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission February 14, 2022 (the "Original 13G") is being filed to correct the name of the filing person in Item 2(a). No other changes were made to the Original 13G and all remaining information remains the same.

CUSIP No. 62464R109	13G

1	NAMES OF REPORTING PERSONS Bevan Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 590,630 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 590,630 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,630 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Calculated based on 10,636,278 Shares outstanding as of December 31, 2021.

Item 1. (a)	Name of Issuer:

Moving iMage Technologies, Inc.

(b)	Address of Issuer's Principal Executive Offices:

17760 Newhope Street
Fountain Valley, CA 92708

Item 2. (a)	Name of Persons Filing:

Bevan Wright

(b)	Address of Principal Business Office or, if none, Residence:

17760 Newhope Street
Fountain Valley, CA 92708

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.00001 par value

(e)	CUSIP Number:

62464R109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4 as set forth below:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

	(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022

/s/ Bevan Wright
BEVAN WRIGHT

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)